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Prospectus Supplement No. 3 (to Prospectus dated July 24, 2007)	Filed Pursuant to Rule 424(b)(7) Registration No. 333-144819

$200,000,000 1.00% Convertible Senior Notes due 2027

        This prospectus supplement supplements the prospectus dated July 24, 2007 and the prospectus supplements dated August 29, 2007 and September 24, 2007 (together, the "prospectus") relating to the resale by certain selling securityholders of our 1.00% Convertible Senior Notes due 2027 (the "notes") and the shares of our common stock issuable upon conversion of the notes.

        You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes or supplements the information contained in the prospectus.

        Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the "Risk Factors" section of the prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 18, 2007.

SELLING SECURITYHOLDERS

        The information in the prospectus in the table under the caption "Selling Securityholders" is amended by adding the information below "Additional Selling Securityholders" table regarding certain selling securityholders.

        The information set forth below is based on information provided by or on behalf of the selling securityholders prior to the date hereof. Information concerning the selling securityholders may change from time to time. The selling securityholders may from time to time offer and sell any or all of the securities under the prospectus. Because the selling securityholders are not obligated to sell the notes or any shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales. In addition, since the date on which a selling securityholder provided this information to us, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its notes or common shares issuable upon conversion of its notes.

        Unless described below, based upon information provided by the selling securityholders prior to the date hereof, none of the selling securityholders beneficially owns in excess of 1% of our outstanding common stock.

	Principal Amount of Notes Beneficially Owned and Offered Hereby	Number of Shares of Common Stock
Name		Beneficially Owned(1)(2)	Offered Hereby(1)
DBAG London(3)	13,000,000	264,361	264,361

(1)
Includes shares of common stock issuable upon conversion of notes, assuming conversion of all the named selling securityholder's notes at the initial conversion rate of 20.3355 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described in the prospectus under "Description of Notes—Conversion Rights—Payment Upon Conversion" and "Description of Notes—Conversion Rights—Conversion Rate Adjustments." As a result, the number of shares of common stock issuable upon conversion of the notes beneficially owned and offered by the named selling securityholder may increase or decrease in the future.

(2)
In addition to shares of common stock issuable upon conversion of the notes as described in footnote (1), also includes shares of common stock identified to us by the selling securityholder as owned by it.

(3)
John Arnone is the Director of DBAG London ("DBAG") and as such, has voting and investment power over the securities. The address of DBAG is 100 Plaza One, Jersey City, NJ 07311. DBAG is an affiliate of a registered broker-dealer.

        Information about other selling securityholders will be set forth in other prospectus supplements, if required.

        Except as noted above, based upon the information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

        Selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers may be deemed to be "underwriters," within the meaning of the Securities Act, with respect to the securities it sells pursuant to the prospectus. To our knowledge, no selling securityholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

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SELLING SECURITYHOLDERS